Annual Shareholder Meeting Results:

The Funds held their annual meeting of shareholders on December 16, 2008. Common /Preferred shareholders voted as indicated below:

Floating Rate Strategy:
                              	        Affirmative        Withheld Authority

Election of Paul Belica
 Class I to serve until 2011             32,732,638           2,383,253
Election of William B. Ogden, IV
 Class I to serve until 2011             32,796,747           2,319,144
Election of Robert E. Connor *
 Class I to serve until 2011                 16,236                 652
Election of Diana L. Taylor *
 Class II to serve until 2012                16,266                 622

Messrs. Hans W. Kertess, John C. Maney and R. Peter Sullivan III continue to serve as Trustees of Floating Rate Strategy.

* Preferred Shares Trustee